SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

✓ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-6560

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

Amended and Restated Banner Aerospace, Inc.

Profit Sharing/401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Banner Aerospace, Inc.

45025 Aviation Drive Suite #400

Dulles, VA 20166

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amended and Restated Banner Aerospace, Inc.

Profit-Sharing/401(k) Plan and Trust

By: _/s/ Bradley T. Lough_

Bradley T. Lough

Chief Financial Officer

Date: June 27, 2000

Amended and Restated
Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust

Financial Statements
As of December 31, 1999 and 1998
Together With Report of
Independent Public Accountants

Report of Independent Public Accountants

To the Plan Administrator of the
Amended and Restated Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Amended and Restated Banner Aerospace, Inc. Profit-Sharing/401(k) Plan and Trust as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vienna, Virginia
June 23, 2000

Amended and Restated
Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust

Table of Contents

Page

Statements of Net Assets Available for Plan Benefits

As of December 31, 1999 and 1998 *

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 1999 *

Notes to Financial Statements and Schedule

As of December 31, 1999 and 1998 *

Schedule of Assets Held for Investment Purposes

As of December 31, 1999 *

 Schedules Omitted Because There Were No Such Items

For the Year Ended December 31, 1999:

Loans or Fixed Income Obligations in Default
Leases in Default or Classified as Uncollectable
Non-Exempt Transactions



Amended and Restated
Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust

Statements of Net Assets Available for Plan Benefits

As of December 31, 1999 and 1998


	1999	1998
Assets:
Investments, at market value	$9,838,938	$9,545,580
Receivables:
Dividends receivable	9,525	49,383
Contributions receivable	60,775	108,036
Total receivables	70,300	157,419
Net assets available for plan benefits	$9,909,238	$9,702,999





Amended and Restated
Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 1999

Increases:
Contributions-
Employees	$608,658
Employer	107,828
Assets of merged plan and other	25,418
Interest and dividend income	651,401
Unrealized appreciation (decline) in market value of investments	722,629
Realized gain (loss) on the sale of investments	204,170
Total increases	2,320,104
Decreases:
Distributions to participants	2,113,865
Net increase (decrease)	206,239
Transfers between funds	--
Net assets available for plan benefits, beginning of period	9,702,999
Net assets available for plan benefits, end of period	$9,909,238



Amended and Restated
Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust

Notes to Financial Statements and Schedule

As of December 31, 1999 and 1998

1. Summary of Plan:

The following description of the Amended and Restated Banner Aerospace, Inc. Profit-Sharing/401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which was established July 1, 1990 by Banner Aerospace, Inc. and Subsidiaries ("the Company"). The purpose of the Plan is twofold as it serves as a profit-sharing plan and a 401(k) salary reduction benefit plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers certain employees of the Company not covered by a collective bargaining agreement, who have completed at least three consecutive months of service provided the employee also completes 250 hours of service during the three-month period. Participation in the Plan shall commence on the earlier of January 1, April 1, July 1, or October 1 concurrent with or immediately following the eligibility date.

Contributions

Participants may elect to contribute up to 16 percent of their total salary or wages, including bonuses, commissions and overtime pay. The Company will make a matching contribution equal to 50 percent of the participant's contribution, provided that such matching contribution shall only apply to that portion of such participant's elective contribution which does not exceed 6 percent of the participant's compensation. Each fiscal year, the Company may also contribute an amount determined at the discretion of the Board of Directors.

2. Plan Distributions:

On January 13, 1998, the Company transferred 100 percent of the assets of certain subsidiaries to AlliedSignal, Inc. ("Allied"). Those participants who were affected by the transfer of assets to Allied were fully vested in their benefits under the Plan. During March and April 1998, assets totaling approximately $7,011,000 were distributed to participants whose employment transferred to Allied.

On December 31, 1998, the Company transferred 100 percent of the stock of Solair, Inc., a subsidiary of Banner Aerospace, Inc., to Kellstrom Industries. Those participants who were affected by the transfer of assets to Kellstrom Industries were fully vested in their benefits under the Plan. On March 31, 1999, assets totaling approximately $306,000 were distributed to participants whose employment transferred to Kellstrom Industries.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of completed service, as follows:
Completed Years of Service	Vested Percentage
Less than 3 years	--%
3 years	20
4 years	40
5 years	60
6 years	80
7 years or more	100

Payment of Benefits

Upon termination of service, at the direction of the Plan administrator, a participant can receive a lump-sum payment. Any participant who remains in the employ of the Company, yet is required to receive a distribution, shall have that distribution made over a fixed term designated by the participant which satisfies both the minimum distribution rules and the minimum distribution incidental benefit rules of Code Section 401(a)(9) and which does not exceed the joint and last survivor life expectancy of the participant and a designated beneficiary.

Forfeited Accounts

Forfeited non-vested accounts totaled $111,996 and $74,934 during 1999 and 1998, respectively, which were used to reduce employer contributions.

Participant's Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan.

Investments

As specified by the Plan, participants have a choice of investing all or a portion of their contributions into seven investment funds - the PNC Bank Investment Contract Fund, the BlackRock Managed Income Portfolio, the Fidelity Advisor Balanced Portfolio, the Fidelity Advisor Equity Growth Portfolio, the Fidelity Advisor Overseas Portfolio, the Fidelity Advisor High Yield Portfolio and/or the Fairchild Corporate Common Stock Fund. PNC Bank acts as trustee of all investments of the Plan.

The PNC Bank Investment Contract Fund buys investment contracts from insurance companies and banks on behalf of its investors. These contracts are designed to pay a specified rate of interest to the fund while providing for the return of principal.

On April 8, 1999, a special meeting of the shareholders of the Company was held to approve the exchange of the Company's common stock for common stock of The Fairchild Corporation. As a result of the approval by the shareholders to exchange the Company's common stock with common stock of The Fairchild Corporation, the Banner Common Stock Fund is now The Fairchild Corporation Common Stock Fund. Each share of Banner Aerospace common stock was converted into the right to receive 0.7885 shares of Fairchild Class A Common Stock.

Significant Assets

The following assets individually represent 5 percent or more of the Plan's total assets as of December 31:



	1999	1998
PNC Bank Investment Contract Fund	$ 841,073	$ *
BlackRock Managed Income Portfolio	553,026	615,843
Fidelity Advisor Balanced Portfolio	2,132,487	3,004,741
Fidelity Advisor Equity Growth Portfolio	4,121,352	2,875,853
Fidelity Advisor Overseas Portfolio	825,149	495,504
Fidelity Advisor High Yield Portfolio	999,443	1,719,164



*Less than 5percent of the Plan's total assets in the respective period.

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,578,199 as follows:




PNC Bank Investment contract	$ 36,277
BlackRock Managed Income	(5,414)
Fidelity Balanced	123,676
Fidelity Equity Growth	1,128,534
Fidelity Advisor Overseas	236,699
Fidelity High Yield	131,329
Fairchild Stock Common Stock	(72,902)
$1,578,199



Loans to Participants

The Trustee may make loans to participants at the direction of the Plan administrator. The loan program is equally applied to all participants on a uniform and nondiscriminatory basis. The maximum loan allowed to a participant (when added to the outstanding balance of any existing loans of such participant) may not be greater than 50 percent of the participant's vested account or $50,000, if less. The minimum loan is $1,000. Loan payments are to be made not less frequently than quarterly. The loan period shall not be in excess of five years from the date of the loan unless the proceeds are used for the purpose of acquiring, constructing or rehabilitating the principal residence of the participant or a member of his family. The Plan administrator shall determine the length of these loan terms. Loans granted shall bear a reasonable rate of interest commensurate with the interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances, taking into consideration such factors as creditworthiness of the borrower and security given for the loan.

3. Summary of Significant Accounting Policies:

Basis of Accounting and Use of Estimates

The accompanying financial statements and schedule has been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investments

Investments are stated at the current market value. Changes in the current market value throughout the year are reflected in the statements of changes in net assets available for plan benefits as they occur. Realized and unrealized gains and losses on investments are based on the market value of the investments at the beginning of the plan year or initial cost if purchased during the year.

The PNC Bank Investment Contract Fund is a collective investment fund of PNC Bank, not a portfolio of the PNC Fund. Investments in the guaranteed investment contracts ("GIC"s) are valued at fair value as determined in good faith by the Trustee, based on contractual terms, creditworthiness of the GIC issuer, current market conditions, and comparison to similar instruments with readily ascertainable market values. The fair value of the GICs was determined by the Trustee to be equal to cost plus accrued interest.

Benefit Payments

Benefit payments are recorded when paid.

4. Administrative Expenses:

Expenditures for trustee fees, audit fees, legal fees and other administrative expenses of the Plan are to be paid by the Plan to the extent that the Company does not pay such expenses. The Company paid all administrative expenses for the years ended December 31, 1999 and 1998.

5. Tax Status:

The Internal Revenue Service issued a determination letter dated September 24, 1997, stating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Related-Party Transactions:

Certain Plan investments are shares of mutual funds managed by PNC Bank. PNC Bank is the trustee as defined by the Plan, and therefore, these transactions qualify as parties-in-interest.

7. Plan Termination:

Although it is the intention of the Company to keep the Plan in operation indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8. Information Certified by Trustee:

Information as to the Plan's assets as of December 31, 1999 and 1998, and the transactions in such assets for the year ended December 31, 1999, including income on investments, investment transactions, gain or loss on the sale of securities and market values, has been certified as complete and accurate to the Plan administrator by PNC Bank.

9. Subsequent Events:

On October 19, 1999, a special meeting of the Board of Directors was held to approve the merger of the Profit-Sharing/401(k) Plan and Trust with the Savings Plan for Employees of The Fairchild Corporation. As a result of the approval, PNC Bank National Association was removed as Trustee of the Banner Plan and was succeeded by Putnam Investment, the trustee of the "Fairchild Plan". The assets were transferred to Putnam on February 1, 2000, the date of the merger.

On December 1, 1999, the Company transferred a significant portion of the assets and liabilities of Dallas Aerospace, Inc., a subsidiary of Banner Aerospace, Inc., to Pratt Whitney. Those participants who were affected by the transfer of assets to Pratt Whitney were fully vested in their benefits under the Plan. During May 2000, assets totaling approximately $380,000 were distributed to participants whose employment transferred to Pratt Whitney.



Amended and Restated

Banner Aerospace, Inc.

Profit-Sharing/401(k) Plan and Trust

Schedule of Assets Held for Investment Purposes

As of December 31, 1999

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Market Value
PNC Bank Investment Contract Fund*	Common/Collective Trust (Note 2)	$ 794,425	$ 841,073
BlackRock Managed Income Portfolio*	Mutual Fund	577,192	553,026
Fidelity Advisor Balanced Portfolio	Mutual Fund	1,951,965	2,132,487
Fidelity Advisor Equity Growth Portfolio	Mutual Fund	3,066,215	4,121,352
Fidelity Advisor Overseas Portfolio	Mutual Fund	601,183	825,149
Fidelity Advisor High Yield Portfolio	Mutual Fund	1,044,243	999,443
Fairchild Corporation*	Common Stock	242,768	215,784
Participant Loans*	Loans to Plan participants, bearing interest rates ranging from 8.75% to 10.75%	150,624	150,624
		$8,428,615	$9,838,938

* Represents a party-in-interest.